wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED

2008 MAR 19 A 10:5?

FILE NO. 82-34753

17 March 2008

08001368

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dlw 3/21

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Mark Cubitt
Finance Director and Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 16 February 2008 and 14 March 2008 (inclusive)

- Notification of major interests in shares
- Annual Information Update
- Notification of changes in interests of directors in shares held by employees share trust
- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons
- Notification in relation to voting rights and capital
- Notification of Board Changes
- Notification regarding Notice of Annual General Meeting
- Notification of share purchase by a Director

2. Documents filed with Registrar of Companies for Scotland

- Form 88(2) – Return of allotment of shares on exercise of share options

3. Documents submitted to the Financial Services Authority

Notice of 2008 Annual General Meeting

Regulatory Announcement

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RECEIVED

2008 MAR 19 A 10:5?

OFFICE OF I... CORPORAT...

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	17:37 18-Feb-08
Number	2571O

RNS Number:2571O
Wolfson Microelectronics PLC
18 February 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: WOLFSON MICROELECTRONICS PLC

2. Reason for the notification
(please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Exemption DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation: Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 14 FEBRUARY 2008

6. Date on which issuer notified: 18 FEBRUARY 2008

7. Threshold(s) that is/are crossed or reached: 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix		% of voting rights	
				Direct x	Indirect xi	Direct	Indirect

Ordinary Shares GB0033563130	4,513,142	4,513,142	Below 3%	Below 3%	Below 3%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Michelle Hewitt

15. Contact telephone number: 020 7425 8677

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2008 MAR 19 A 10:50

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Annual Information Update
Released	14:14 28-Feb-08
Number	9758O

RNS Number:9758O
Wolfson Microelectronics PLC
28 February 2008

28 February 2008

WOLFSON MICROELECTRONICS PLC - ANNUAL INFORMATION UPDATE

In accordance with Prospectus Rule 5.2, Wolfson Microelectronics plc is pleased to provide its Annual Information Update relating to information that been published or made available to the public between 21 February 2007 and 27 February 2008. The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

From: Mark Cubitt (Company Secretary)

1. Announcements made via RNS, a regulatory information service

All of the documents listed below were published via RNS, a Regulatory Information Service.

Date Brief description of announcement

21.02.07 Supplemental annual information update

26.02.07 Notification of transaction of directors/persons discharging managerial responsibility and connected persons (AD Milne exercise of options)

28.02.07 Notification of transaction of directors/persons discharging managerial responsibility and connected persons (RK Graham acquisition of shares)

28.02.07 Voting rights and capital

01.03.07 Notification relating to AGM notice

01.03.07 Directorate Change

01.03.07 DTR5 notification relating to The Goldman Sachs Group, Inc

01.03.07 Notification of major interests in shares (Artemis Investment Management Limited)

20.03.07 Amended notification of major interests in shares (Massachusetts Financial Services Company)

22.03.07 Notification of transaction of directors/persons discharging managerial responsibility and connected persons (C Clarke exercise of options)

23.03.07 Notification of major interests in shares (FMR Corp)

23.03.07 Notification of major interests in shares (Fidelity Investments Limited)

30.03.07 Voting rights and capital

10.04.07 Notification of Q1 results

12.04.07 Company Secretary change

17.04.07 Block listing six monthly return

25.04.07 Results for the first quarter ended 1 April 2007

01.05.07 Voting rights and capital

24.05.07 Confirmation of AGM

01.06.07 Voting rights and capital

02.07.07 Voting rights and capital

03.07.07 Notification of Q2 and first half results for the period ended 1 July 2007

03.07.07 Notification of major interests in shares (Legal & General Group plc)

24.07.07 Interim results: Results for the second quarter and first half ended 1 July 2007

24.07.07 Acquisition - Wolfson acquires Sonaptic Limited

01.08.07 Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

01.08.07 Voting rights and capital

03.08.07 Notification of major interests in shares (Artemis Investment Management Limited)

06.08.07 Notification of transactions of directors (purchase of shares by DA Shrigley and by M Cubitt)

15.08.07 Notification of major interests in shares (Legal & General Group Plc)

15.08.07 Notification of major interests in shares (Artemis Investment Management Limited)

31.08.07 Voting rights and capital

14.09.07 Notification of transactions of directors/persons discharging managerial responsibility and connected persons (R Eckelmann purchase of shares)

19.09.07 Notification of Q3 results

21.09.07 Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

24.09.07 Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

25.09.07 Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

26.09.07 Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

27.09.07 Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

28.09.07 Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

01.10.07 Notification relating to acquisition of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

01.10.07 Voting rights and capital

17.10.07 Block listing six monthly return

30.10.07 Results for the third quarter ended 30 September 2007

01.11.07 Voting rights and capital

12.11.07 Appointment of Chairman

14.11.07 Notification of transactions of directors/persons discharging managerial responsibility and connected persons (D Shrigley purchase of shares)

19.11.07 Notification of transactions of directors/persons discharging managerial responsibility and connected persons (DJ Carey purchase of shares)

22.11.07 Notification of transactions of directors/persons discharging managerial responsibility and connected persons (DJ Carey purchase of shares)

23.11.07 Notification of transactions of directors/persons discharging managerial responsibility and connected persons (DJ Carey purchase of shares)

27.11.07 Notification of transactions of directors/persons discharging managerial responsibility and connected persons (M Ruettgers purchase of shares)

30.11.07 Notification of major interests in shares (Fidelity International Limited)

30.11.07 Voting rights and capital

19.12.07 Notification of transactions of directors/persons discharging managerial responsibility and connected persons (DJ Carey purchase of shares)

31.12.07 Voting rights and capital

02.01.08 Notification of Q4 and full year results for the period ended 30 December 2007

02.01.08 Directorate Change

08.01.08 CES Presentation

17.01.08 Notification of major interests in shares (Morgan Stanley)

17.01.08 Notification of major interests in shares (The Goldman Sachs Group, Inc.)

22.01.08 Notification of major interests in shares (Morgan Stanley)

24.01.08 Notification of major interests in shares (Artemis Investment Management Limited)

24.01.08 Notification of major interests in shares (Morgan Stanley)

28.01.08 Notification of major interests in shares (Morgan Stanley)

30.01.08 Notification of major interests in shares (Morgan Stanley)

31.01.08 Notification of major interests in shares (Morgan Stanley)

31.01.08 Notification of major interests in shares (Wellington Management Company, LLP)

31.01.08 Voting rights and capital

04.02.08 Notification of major interests in shares (Morgan Stanley)

04.02.08 Fourth quarter and full year results to 30 December 2007

06.02.08 Notification of major interests in shares (Morgan Stanley)

07.02.08 Notification of major interests in shares (Morgan Stanley)

07.02.08 Notification relating to transfer of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

07.02.08 Notification of transactions of directors/persons discharging managerial responsibility and connected persons (D Shrigley acquisition of shares on the vesting of a deferred share award and sale of some of the shares)

13.02.08 Notification of transactions of directors/persons discharging managerial responsibility and connected persons (DJ Carey purchase of shares)

15.02.08 Notification relating to transfer of shares by the trustees of The Wolfson Microelectronics No. 1 Employees Share Trust

15.02.08 Notification of transactions of directors/persons discharging managerial responsibility and connected persons (A Banham acquisition of shares on the vesting of a deferred share award)

18.02.08 Notification of major interests in shares (Morgan Stanley)

Regulatory announcements released via RNS can be downloaded from the London Stock Exchange website www.londonstockexchange.com from the Prices & News area and searching using Wolfson Microelectronics plc's code "WLF".

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in Scotland on or around the dates indicated.

Date Document filed

21.02.07 Form 88(2) - Return of allotments of shares on exercise of share options

06.03.07 Form 288b - Resignation of GR Elliott as director

06.03.07 Form 88(2) - Return of allotments of shares on exercise of share options

28.03.07 Form 88(2) - Return of allotments of shares on exercise of share options

30.03.07 Form 88(2) - Return of allotments of shares on exercise of share options

10.04.07 Financial statements for the year ended 31 December 2006

12.04.07 Form 288b - Resignation of F Murdoch as company secretary

12.04.07 Form 288a - Appointment of M Cubitt as company secretary

21.05.07 Form 88(2) - Return of allotments of shares on exercise of share options

24.05.07 Resolutions passed at 2007 Annual General Meeting

01.06.07 Form 88(2) - Return of allotments of shares on exercise of share options

07.06.07 Form 88(2) - Return of allotments of shares on exercise of share options

28.06.07 Form 88(2) - Return of allotments of shares on exercise of share options

02.07.07 Form 88(2) - Return of allotments of shares on exercise of share options

17.07.07 Form 363s - Annual Return

31.07.07 Form 88(2) - Return of allotments of shares on exercise of share options

03.08.07 Form 88(2) - Return of allotments of shares on exercise of share options

13.08.07 Form 88(2) - Return of allotments of shares on exercise of share options

10.09.07 Form 88(2) - Return of allotments of shares on exercise of share options

06.11.07 Form 88(2) - Return of allotments of shares on exercise of share options

06.11.07 Form 88(2) - Return of allotments of shares on exercise of share options

09.11.07 Form 88(2) - Return of allotments of shares on exercise of share options

09.11.07 Form 88(2) - Return of allotments of shares on exercise of share options

07.12.07 Form 88(2) - Return of allotments of shares on exercise of share options

24.12.07 Form 88(2) - Return of allotments of shares on exercise of share options

24.12.07 Form 88(2) - Return of allotments of shares on exercise of share options

14.01.08 Form 288a - Appointment of Michael Ruettgers as a director

Documents filed at Companies House can be obtained from Companies House, 37 Castle Terrace, Edinburgh EH1 2EB.

3. Documents submitted to the FSA

All of the documents listed below were submitted to the FSA and processed on or around the dates indicated.

Date submitted to the FSA Document

02.03.07 Notice of 2007 Annual General Meeting

24.05.07 Resolutions passed at 2007 Annual General Meeting

23.08.07 Interim Report for the period ended 1 July 2007

04.02.08 Preliminary announcement of fourth quarter and full year results to 30 December 2007

Documents submitted to the FSA can be viewed via its Document Viewing Facility situated at Document Viewing Facility, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The annual and interim reports are also available on the Company's website at www.wolfsonmicro.com

4. Documents lodged with the Companies Commission of Malaysia

The following documents were lodged with the Companies Commission of Malaysia on the dates indicated.

Date of lodgement Document

06.03.07 Form 79 Return by Foreign Company giving particulars of Directors and changes of particulars

18.05.07 Form 79 Return by Foreign Company giving particulars of Directors and changes of particulars

21.05.07 Form 79 Return by Foreign Company giving particulars of Directors and changes of particulars

24.05.07 Form 80A (Annual Return)

13.06.07 Form 87 - Statutory declaration verifying balance sheet of foreign company under Section 336(1) of the Companies Act, 1965.

14.06.07 Wolfson Microelectronics plc Annual Report and Accounts 2006

05.12.07 Statutory Declaration for application for waiver to prepare audited branch statements for the year ended 31.12.07

16.01.08 Form 79 - Return by Foreign Company giving particulars of Directors and changes of particulars

Documents lodged with the Companies Commission of Malaysia can be obtained from the Companies Commission of Malaysia at Tingkat 2, 10-18 Putra Place, 100 Jalan

Putra, 50622 Kuala Lumpur, Malaysia.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	15:08 28-Feb-08
Number	9870O

RNS Number:9870O
Wolfson Microelectronics PLC
28 February 2008

Edinburgh, 28 February 2008

Wolfson Microelectronics plc ("the Company")

Notification in relation to transfer of shares by the trustees of the Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust")

The Company was notified on 27 February 2008 by the No. 1 Trust that, on 27 February 2008, the No. 1 Trust transferred 5,409 ordinary shares of 0.1 pence each in the Company for no consideration to Alastair David Milne. These shares were transferred in accordance with the agreement between the Company and Alastair David Milne in relation to the contingent share award on 10 March 2006, totalling 11,554 contingent shares, such that they would be time apportioned so that the performance conditions and number of shares vesting would be calculated up to 8 November 2007. Following the announcement, on 4 February 2008, of the audited financial results for the year ended 30 December 2007, the Company determined the extent to which the performance conditions had been met as if 8 November 2007 was the end of the performance period. This resulted in the vesting of the 5,409 shares and the balance of 6,145 contingent shares, that were awarded by the Company to Alastair David Milne on 10 March 2006, have lapsed.

We hereby give notice that the following directors now have a potential interest in the ordinary shares held by the No. 1 Trust as some of the members of the class of discretionary beneficiaries of the No. 1 Trust:

Mark Cubitt
David Allen Shrigley
John Martin Urwin

Each of these directors is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 4,824,959 shares. This figure includes 24,230 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(b).

Enquiries:-

Mark Cubitt
0131 272 7000
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	15:08 28-Feb-08
Number	9872O

RNS Number:9872O
Wolfson Microelectronics PLC
28 February 2008

Edinburgh, 28 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS PURSUANT TO DISCLOSURE RULES DR 3.1.4 R

Wolfson Microelectronics plc ("the Company") was notified on 27 February 2008 by the Trustee of The Wolfson Microelectronics No. 1 Employees Share Trust ("the No. 1 Trust") that the following contingent award, over its ordinary shares of 0.1 pence each under The Wolfson Microelectronics 2006 Performance Share Plan, vested to the extent of the satisfaction of the relevant performance conditions on a time-apportioned basis up to 8 November 2007 (see Note below):

DIRECTOR Alastair David Milne

NUMBER OF ORDINARY SHARES 5,409
Alastair David Milne is not required to make any payment for the vested shares. These shares were then sold as follows:

DIRECTOR Alastair David Milne

NUMBER OF ORDINARY SHARES SOLD 5,409

These 5,409 shares, representing 0.005% of the Company's issued share capital, were sold at £1.51 per share on 27 February 2008, some of the proceeds being used to meet the tax liability due as a consequence of the vesting of the award.

Alastair David Milne retired as an executive director on 8 November 2007 and was appointed as a non-executive director of the Company effective 9 November 2007.

Wolfson Microelectronics plc ("the Company") was notified on 27 February 2008 by the Trustee of The Wolfson Microelectronics No. 2 Employees Share Trust ("the No. 2 Trust") that relevant performance conditions had not been satisfied, for the period until 8 November 2007, in respect of the award made to Alastair David Milne on 20 March 2006 under The Wolfson Microelectronics Group Executive Shared Ownership plan ("ExSOP"). As reported in the Directors' Remuneration Report contained in the Wolfson Microelectronics plc Annual Report and Accounts 2006, that award on 20 March 2006 to Alastair David Milne comprised the acquisition of a joint beneficial interest in 34,664 ordinary shares of 0.1 pence each in the Company under the terms of the ExSOP. Therefore on 27 February 2008 the Trustee of the No. 2 Trust exercised its call option under the relevant joint ownership agreement to transfer Alastair David Milne's joint beneficial ownership in these 34,664 shares to the No.2 Trust such that the No. 2 Trust became the sole beneficial owner of those shares. As a result Alastair David Milne is no longer interested, as a member of the class of potential beneficiaries, in the 645,037 ordinary 0.1 pence shares of the Company held by the No. 2 Trust.

Alastair David Milne's total shareholding following this notification is 3,368,147 ordinary 0.1 pence shares representing 2.85% of the Company's issued share capital.

Note:
As reported in the Directors' Remuneration Report contained in the Wolfson Microelectronics plc Annual Report and Accounts 2006, on 10 March 2006 the Company awarded contingent shares to executive directors and senior management, as part of its long term incentive schemes, under The Wolfson Microelectronics 2006 Performance Share Plan. There were performance conditions attaching to this award. The number of contingent shares awarded to Alastair David Milne on 10 March 2006 was 11,554 contingent shares. The Company subsequently agreed with Alastair David Milne that, in respect of the contingent share award made to him on 10 March 2006, this award would be time-apportioned so that the performance conditions and number of shares vesting would be calculated up to 8 November 2007. Following the announcement on 4 February 2008 of the audited financial results for the year ended 30 December 2007, the Company determined the extent to which performance conditions were met as if 8 November 2007 were the end of the performance period. This resulted in the vesting of 5,409 shares and the balance, of 6,145 contingent shares from those awarded to Alastair David Milne on 10 March 2006, have now lapsed.

Name of duly authorised officer of issuer responsible for making notification

Mark Cubitt,
Company Secretary
0131 272 7000

Date of notification : 28 FEBRUARY 2008

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting Rights & Capital
Released	15:36 29-Feb-08
Number	1098P

RNS Number:1098P
Wolfson Microelectronics PLC
29 February 2008

Edinburgh, 29 February 2008

Wolfson Microelectronics plc ("the Company")

Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 118,276,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 118,276,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Mark Cubitt, Company Secretary
0131 272 7000

This information is provided by RNS
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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Board Changes
Released	15:45 04-Mar-08
Number	3554P

RNS Number:3554P
Wolfson Microelectronics PLC
04 March 2008

4th March 2008

Wolfson Microelectronics plc

Board Changes

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for digital consumer electronics products, announces the following Board changes.

John Carey has resigned as a non-executive director of the Company and will step down from the Board on 28 March 2008, after more than nine years' service.

John Urwin, Operations Director, has decided to resign from the Company to pursue other opportunities. John has resigned as a director with immediate effect but will remain with the Company for an interim period.

Mike Ruettgers, Chairman of Wolfson, said: "I should like to extend the Board's thanks to John Carey for his exceptional contribution to the development and success of Wolfson over many years and to wish him well for the future. I should also like to thank John Urwin for his valued contribution as a director over the last 14 years".

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, CFO

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
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RECEIVED

2008 MAR 19 A 10:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of AGM
Released	09:00 05-Mar-08
Number	3969P

RNS Number:3969P
Wolfson Microelectronics PLC
05 March 2008

5 March 2008

Wolfson Microelectronics plc

AGM NOTICE

Wolfson Microelectronics plc has today issued its Notice of Annual General Meeting 2008 ("AGM"). The AGM will be held on 4 June 2008 at 9.00 a.m. at Westfield House, 26 Westfield Road, Edinburgh EH11 2QB.

Copies of the Notice of AGM have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Mark Cubitt 0131 272 7000
Company Secretary

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	09:28 06-Mar-08
Number	4971P

RNS Number:4971P
Wolfson Microelectronics PLC
06 March 2008

6 March 2008

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchase by Director

Wolfson was notified on 5 March 2008 of the following share purchase by John Carey who is a director of the Company:

On 4 March 2008, John Carey, director, purchased 100,000 ordinary shares in the Company at 132.5 pence per share. Following the purchase, Mr Carey's total holding increased to 4,581,657 ordinary shares, representing 3.87% of the issued share capital of the Company.

This notification is given in accordance with DTR3.1.2R.

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange
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Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC089839
Company name in full	Wolfson Microelectronics plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
29	02	2008			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	18,000		
Nominal value of each share	0.1p		
Amount (if any)paid or due on each share (including any share premium)	40p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode
This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name: Miss Suzanne Hunter **Address:** Flat 6/1, 15 Clarendon Street, Glasgow **UK Postcode:** G20 7QP	ORDINARY	18,000
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		

Please enter the number of continuation sheets (if any) attached to this form ____

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

It contains the resolutions to be voted on at the Company's Annual General Meeting to be held on 4 June 2008. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your ordinary shares of 0.1 pence each in the Company, please forward this document and the form of proxy for use in relation to the Annual General Meeting of the Company as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your ordinary shares of 0.1 pence each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

The Annual General Meeting starts at 9.00 a.m. on 4 June 2008. However, the doors to the meeting will be open from 8.30 a.m. and you may wish to arrive by 8.45 a.m. to take your seat in good time for the start of the meeting.

Please see the attached explanatory notes for further details on the resolutions to be proposed at the Annual General Meeting.

Notice of Annual General Meeting

Wolfson Microelectronics plc

(Incorporated and registered in Scotland with no. SC089839)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Wolfson Microelectronics plc (the "Company") will be held at Westfield House, 26 Westfield Road, Edinburgh, EH11 2QB on 4 June 2008 at 9.00 a.m. for the transaction of the following business:

Ordinary Resolutions

To consider and, if thought fit, to pass Resolutions 1 to 7 (inclusive) as ordinary resolutions of the Company:

Resolution 1

To receive the accounts of the Company for the financial year ended 30 December 2007, together with the directors' report, the directors' remuneration report and the auditors' report on those accounts and that part of the directors' remuneration report which is required to be audited.

Resolution 2

To approve the directors' remuneration report as set out in the Annual Report and Accounts for the financial year ended 30 December 2007.

Resolution 3

To re-elect Robert Laurence Eckelmann as a director of the Company.

Resolution 4

To elect Michael Ruettgers as a director of the Company.

Resolution 5

To re-appoint KPMG Audit Plc as auditors of the Company to hold office until the conclusion of the next general meeting at which the accounts of the Company are laid.

Resolution 6

To authorise the directors of the Company to determine the auditors' remuneration for the ensuing year.

Resolution 7

To authorise the directors of the Company generally and unconditionally pursuant to section 80 of the Companies Act 1985 (the "Act") (in substitution for all other existing authorities pursuant to section 80 of the Act to the extent not utilised at the date this Resolution is passed) to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) provided that this authority shall be limited to the allotment of relevant securities of the Company up to an aggregate nominal amount of £11,063, such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2009 provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the directors of the Company may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Special Resolutions

To consider and, if thought fit, to pass Resolutions 8 and 9 as special resolutions of the Company:

Resolution 8

Subject to the passing of Resolution 7 above, that the directors of the Company be and are hereby empowered to allot equity securities (as defined in section 94(2) to section 94(3A) of the Act) of the Company (in substitution for all other authorities pursuant to section 95 of the Act to the extent not utilised at the date this Resolution is passed) for cash pursuant to the authority conferred by Resolution 7 above as if section 89(1) of the Act or any pre-emption provisions contained in the Company's articles of association (the "Articles") did not apply to any such allotment, provided that this power shall be limited to:

i any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the directors of the Company may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

ii any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of equity securities up to an aggregate nominal amount of £5,913

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2009, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the directors of the Company may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by Resolution 7 above" were omitted.

Resolution 9

That the Company is generally and unconditionally hereby authorised to make market purchases (within the meaning of section 163(3) of the Act) of any of its ordinary shares of 0.1 pence each ("ordinary shares") on such terms and in such manner as the directors of the Company may from time to time determine provided that:

i the maximum number of ordinary shares hereby authorised to be purchased is 11,827,698 representing approximately 10% of the issued share capital of the Company as at 22 February 2008;

ii the minimum price which may be paid for any such ordinary share is 0.1 pence, exclusive of the expenses of purchase (if any) payable by the Company;

iii the maximum price, exclusive of the expenses of purchase (if any) payable by the Company, which may be paid for any such ordinary share under this authority is an amount equal to 105% of the average of the middle market closing quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day of purchase; and

iv unless previously renewed, revoked or varied, the authority hereby conferred shall expire on the earlier of 15 months after the passing of this Resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2009, but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuant of any such contract.

By order of the Board



Mark Cubitt
Company Secretary

Registered Office

Westfield House
26 Westfield Road
Edinburgh EH11 2QB

3 March 2008

Entitlement to attend and vote

1 Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 2 June 2008 or, if this meeting is adjourned, at 6.00 p.m. on the day two days prior to the adjourned meeting shall be entitled to attend and vote at this Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 2 June 2008 or, if this meeting is adjourned, at 6.00 p.m. on the day two days prior to the adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at this Annual General Meeting.

Appointment of proxies

2 Any shareholder who is entitled to attend and vote at this Annual General Meeting at the time set out in note 1 above is entitled to appoint a proxy to exercise all or any shareholder rights to attend, speak and vote at the Annual General Meeting.

3 A form of proxy is attached which to be effective must be completed and signed and received by the Company's registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR, not later than 9.00 a.m. on 2 June 2008.

4 A proxy may only be appointed using the procedures set out in these notes and the notes to the proxy form.

In the case of a shareholder which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

Any power of attorney or other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

5 A proxy does not need to be a shareholder of the Company but must attend the Annual General Meeting to represent you. Details of how to appoint the Chairman of the Annual General Meeting or another person as a proxy using the proxy form are set out in the notes to the proxy form. If you wish your proxy to speak on your behalf at the Annual General Meeting you will need to appoint your own choice of proxy (not the Chairman) and give your instructions directly to them.

6 Shareholders may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, you will need to complete a separate proxy form in relation to each appointment. To request additional proxy forms, please contact the Company's Registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR. You will need to state clearly on each proxy form the number of shares in relation to which the proxy is appointed. A failure to specify the number of shares a proxy appointment relates to or specifying a number of shares in excess of those held by the shareholder will result in the proxy appointment being invalid.

7 If you are not a shareholder of the Company but you have been nominated by a shareholder of the Company to enjoy information rights, you do not have a right to appoint any proxies under the procedures set out in this "Appointment of proxies" section. Please read the section "Nominated persons" (page 4).

8 A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.

Appointment of proxies through CREST

9 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 4 June 2008 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's ("EUI") specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of proxy by joint shareholders

10 In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of shareholders in respect of the joint holding (the first-named being the most senior).

Appointment of corporate representatives

11 In order to facilitate voting by corporate representatives at the Annual General Meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the Annual General Meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll these corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the Annual General Meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives – www.icsa.org.uk – for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

Changing proxy instructions

12 To change proxy instructions a new proxy appointment form should be submitted using the methods set out above. Note that the cut-off time for receipt of proxy appointments (see above) also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

Where a proxy has been appointed using the proxy form and instructions are to be changed by using another proxy form, please contact Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR. If more than one valid proxy appointment is submitted, the appointment received last before the latest time for the receipt of proxies will take precedence.

Termination of proxy appointments

13 In order to revoke a proxy instruction, you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR. In the case of a shareholder which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice.

The revocation notice must be received by Equiniti Limited no later than 9.00 a.m. on 2 June 2008.

Appointment of a proxy does not preclude you from attending the Annual General Meeting and voting in person. If you have appointed a proxy and attend the Annual General Meeting in person, your proxy appointment will automatically be terminated.

Issued shares and total voting rights

14 As at 6.00 p.m. on 22 February 2008, the Company's issued share capital comprised 118,276,980 ordinary shares of 0.1 pence each. Each ordinary share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at 6.00 p.m. on 22 February 2008 is 118,276,980.

Nominated persons

15 If you are a person who has been nominated under section 146 of the Companies Act 2006 to enjoy information rights ("Nominated Person"):

- You may have a right under an agreement between you and the shareholder of the Company who has nominated you to have information rights ("Relevant Shareholder") to be appointed or to have someone else appointed as a proxy for the Annual General Meeting.
- If you either do not have such a right or if you have such a right but do not wish to exercise it, you may have a right under an agreement between you and the Relevant Shareholder to give instructions to the Relevant Shareholder as to the exercise of voting rights.
- Your main point of contact in terms of your investment in the Company remains the Relevant Shareholder (or, perhaps, your custodian or broker) and you should continue to contact them (and not the Company) regarding any changes or queries relating to your personal details and your interest in the Company (including any administrative matters). The only exception to this is where the Company expressly requests a response from you.

Communication

16 Except as provided above, shareholders who have general queries about the Annual General Meeting should use the following means of communication (no other methods of communication will be accepted):

- calling the Company on +44 (0)131 272 7000; or
- by email to info@wolfsonmicro.com.

You may not use any electronic address provided either:

- in this notice of Annual General Meeting; or
- any related documents,

to communicate with the Company for any purposes other than those expressly stated.

Documents on display

17 The following documents are available for inspection on any day (except Saturday, Sunday and Bank Holidays) up to and including the date of this Annual General Meeting during usual business hours at the registered office of the Company and at the offices of Heller Ehrman (Europe) LLP, Condor House, 10 St Paul's Churchyard, London EC4M 8AL and will, on the date of this Annual General Meeting, be available for inspection at the meeting from 8.45 a.m. until the conclusion of the meeting:

i the register of interests of directors (and their family interests) in the share capital of the Company;

ii copies of all the service agreements and letters of appointment between the directors of the Company and the Company or any of its subsidiaries; and

iii the Memorandum and current Articles of Association of the Company.

Recommendation

The directors of the Company (the "Directors") consider that the proposals set before the meeting are in the best interests of the Company and its shareholders in general and are most likely to promote the success of the Company for the benefit of its shareholders as a whole. The Directors therefore unanimously recommend that you vote in favour of all of the resolutions set out above as they intend to do in respect of their own beneficial holdings.

Annual Report and Accounts (Resolution 1)

The Directors are required by the Companies Act 1985 (as amended by The Directors' Remuneration Regulations 2002 (the "Regulations")) to lay before the Company at this Annual General Meeting the accounts of the Company for the financial year ended 30 December 2007, the report of the Directors, the Directors' remuneration report and the report of the Company's auditors on those accounts, and that part of the Directors' remuneration report which is required to be audited.

Remuneration Report (Resolution 2)

In accordance with the Companies Act 1985 (as amended by the Regulations), shareholders are invited to approve the Directors' remuneration report which is set out in full on pages 39 to 50 of the Annual Report and Accounts 2007. The Directors' remuneration report includes details of the remuneration paid to Directors and the Company's remuneration policy for its Directors. In accordance with the Regulations, the vote of this resolution is advisory and no Director's remuneration is conditional upon the passing of this resolution.

Re-election and election of Directors (Resolutions 3 and 4)

The Articles require certain Directors to retire by rotation from time to time. At the Annual General Meeting in 2007, Dr Alastair David Milne and Mr Ross King Graham retired and were re-elected and Mr David Allen Shrigley and Mr Mark Cubitt were elected as Directors.

In accordance with the Articles, Robert Laurence Eckelmann now retires and makes himself eligible for re-election. In accordance with the Articles, Michael Ruettgers who was appointed by the Board as Chairman on 1 January 2008, retires and makes himself eligible for election.

Biographies and the age of the above-mentioned Directors are contained on page 30 of the Company's Annual Report and Accounts 2007. The Chairman has confirmed that, following formal performance evaluation, Robert Laurence Eckelmann's performance continues to be effective and he demonstrates commitment to his role, including commitment of time for Board and Committee meetings and his other duties.

Due to the valuable contribution made by these individuals to date and which the Company expects them to make in the future, the Board recommends the re-election and election, as applicable, of both of these Directors.

Re-appointment of Auditors (Resolution 5)

The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Resolution 5 proposes the re-appointment of KPMG Audit Plc as auditors of the Company.

Remuneration of Auditors (Resolution 6)

Resolution 6 authorises the Directors to determine the auditors' remuneration for the ensuing year.

Authority to allot ordinary shares (Resolution 7)

Under section 80 of the Companies Act 1985, Directors require shareholders' authority for allotment of shares. Shareholders last granted such general authority to the Directors at the Annual General Meeting in 2007. Such authority will expire at the end of this Annual General Meeting and Resolution 7 seeks to renew it, although the Directors have no current plans to utilise the authority.

Resolution 7 will be proposed as an ordinary resolution, to authorise the Directors to allot generally relevant securities up to a maximum nominal value of £11,063 representing the authorised but unissued ordinary share capital of the Company on a fully diluted basis as at 22 February 2008. The amount of £11,063 represents approximately 9% of the issued share capital of the Company as at 22 February 2008. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2009.

Authority to allot ordinary shares for cash (Resolution 8)

Under section 89 of the Companies Act 1985, if the Directors wish to allot any of the unissued ordinary shares for cash they must in the first instance offer them to existing ordinary shareholders in proportion to their ordinary shareholding. There may be occasions, however, when the Directors will need the flexibility to finance business opportunities by the issue of ordinary shares without a pre-emptive offer to existing ordinary shareholders. Shareholders last granted authority to the Directors to disapply pre-emptive rights at the Annual General Meeting in 2007. Such authority will expire at the end of this Annual General Meeting and Resolution 8 seeks to renew it.

Resolution 8 imposes a limit of approximately 5% of the issued ordinary share capital as at 22 February 2008 on the issue of new shares and the sale of any treasury shares without first offering them to existing ordinary shareholders. Resolution 8 also seeks a disapplication of the pre-emption rights on a rights issue (or other pre-emptive type issue) so as to allow the Directors to make exclusions or such other arrangements as may be appropriate to resolve legal or practical problems which, for example, might arise with overseas ordinary shareholders. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2009.

The Directors have no present intention of using the authority proposed to be granted by Resolution 8.

Authority to purchase Company's own shares (Resolution 9)

In certain circumstances, subject to the provisions of the Companies Act 1985, it may be advantageous for the Company to purchase its own shares and Resolution 9 seeks authority from shareholders to do so up to a limit of approximately 10% of the issued share capital. At the Annual General Meeting in 2007, shareholders granted the Directors authority for the Company to purchase its own shares, up to a limit of approximately 10% of the issued share capital of the Company. The current authority will expire at the end of this Annual General Meeting. Resolution 9 seeks to renew this authority to give the Company flexibility to purchase its own shares.

The Directors intend to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interest of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of the Company will be taken into account before deciding upon this course of action.

If the Company buys back any of its shares, the Companies Act 1985 (as amended by The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Treasury Shares Regulations")) allows the Company to have the choice of holding such shares in treasury (up to a limit of 10% of the issued share capital) or to cancel them or a combination of both. The Company has the option to resell for cash, transfer or cancel any treasury shares.

The Directors believe it is advantageous for the Company to have this choice and the Directors would consider holding any shares repurchased pursuant to Resolution 9 as treasury shares. The Directors further believe that the holding of treasury shares will provide the Company with increased flexibility in managing its share capital. No voting rights would be exercised, or dividends paid, in respect of any treasury shares.

The authority sought by Resolution 9 will expire on the earlier of 15 months after the passing of the Resolution or the conclusion of the Annual General Meeting of the Company held in 2009. The Directors intend to seek renewal of this power at subsequent Annual General Meetings.

As at 22 February 2008, there were options over 5,659,797 ordinary shares representing 4.79% of the then issued share capital of the Company. If the authority sought by Resolution 9 were exercised in full and all shares purchased by the Company were cancelled, these options would represent 5.32% of the issued share capital of the Company as at 22 February 2008.

The Company does not hold any shares in treasury as at 22 February 2008.

Wolfson Microelectronics plc – Form of Proxy – Annual General Meeting

for use at the Annual General Meeting of the Company to be held at 26 Westfield Road, Edinburgh EH11 2QB, on 4 June 2008 at 9.00 a.m. or at any adjournment thereof.

I/We .... [BLOCK CAPITALS PLEASE]

of .... being (a) shareholder(s) of the Company entitled to vote at General Meetings

of the Company hereby appoint the Chairman of the Meeting or (see Note 3 below) ....

to act as my/our proxy to attend, speak and to vote as directed (or in the event that no direction is given to vote at his or her discretion) on my/our behalf at the Annual General Meeting to be held at 26 Westfield Road, Edinburgh, EH11 2QB on 4 June 2008 at 9.00 a.m. or at any adjournment thereof.

I/we direct my/our proxy to vote on the resolutions as I/we have indicated by marking the appropriate box with an 'X'. If no indication is given, my/our proxy will vote or abstain from voting at his or her discretion and I/we authorise my/our proxy to vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.

	ORDINARY RESOLUTIONS	FOR	AGAINST	WITHHELD (see note 13 below)
1	To receive the accounts of the Company for the year ended 30 December 2007 together with the reports of the directors and auditors.			
2	To approve the directors' remuneration report set out in the Annual Report and Accounts 2007.			
3	To re-elect Robert Laurence Eckelmann as a director of the Company.			
4	To elect Michael Ruettgers as a director of the Company.			
5	To re-appoint KPMG Audit Plc as auditors of the Company.			
6	To authorise the directors of the Company to determine the remuneration of the auditors.			
7	To authorise the directors of the Company to allot relevant securities pursuant to Section 80 of the Companies Act 1985.			
	SPECIAL RESOLUTIONS			
8	To authorise the directors of the Company to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 or any pre-emption provisions contained in the Articles of Association did not apply.			
9	To authorise the Company to make market purchases of its ordinary shares of 0.1 pence each.			

Please return this Form of Proxy, duly completed and signed, to Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR so as to be received not later than 48 hours before the time fixed for holding the Annual General Meeting (or adjourned meeting).

Dated 2008   Signed ....

(See Note 10 below) or Common Seal (See Note 7 below)

Notes to the proxy form:

1 As a member of the Company you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes.

2 Appointment of a proxy does not preclude you from attending the Annual General Meeting and voting in person. If you have appointed a proxy and attend the Annual General Meeting in person, your proxy appointment will automatically be terminated.

3 A proxy does not need to be a member of the Company but must attend the Annual General Meeting to represent you. To appoint as your proxy a person other than the Chairman of the Annual General Meeting, insert their full name in the box. If you sign and return this proxy form with no name inserted in the box, the Chairman of the Annual General Meeting will be deemed to be your proxy. Where you appoint as your proxy someone other than the Chairman, you are responsible for ensuring that they attend the Annual General Meeting and are aware of your voting intentions. If you wish your proxy to make any comments on your behalf, you will need to appoint someone other than the Chairman and give them the relevant instructions directly.

4 You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, you will need to complete a separate proxy form in relation to each appointment. To request additional proxy forms, please contact the Company's Registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, BN99 6ZR. Each proxy form will need to state clearly the number of shares in relation to which the proxy is appointed. A failure to specify the number of shares a proxy appointment relates to or specifying a number of shares in excess of those held by the shareholder will result in the proxy appointment being invalid.

5 To direct your proxy how to vote on the resolutions mark the appropriate box with an 'X'. To abstain from voting on a resolution, select the relevant "Vote withheld" box. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting.

6 To appoint a proxy using this form, the form must be:
- o completed and signed;
- o sent or delivered to Equiniti Limited at Aspect House, Spencer Road, Lancing, BN99 6ZR; and
- o received by Equiniti Limited no later than 48 hours before the time fixed for holding the Annual General Meeting, or any adjournment thereof.

7 In the case of a shareholder which is a company, this proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

8 Any power of attorney or any other authority under which this proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

9 CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service may do so by using the procedures described in the CREST Manual. To be valid, the appropriate CREST message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must be transmitted so as to be received by our agent (ID7RA01) by the latest times for receipt of proxy appointments specified in the notice of Annual General Meeting. See the notes to the notice of Annual General Meeting for further information on proxy appointment through CREST.

10 In the case of joint holders, the signature of any one of them on the Form of Proxy will suffice, but the names of all should be shown. Where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior).

11 If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

12 For details of how to change your proxy instructions or revoke your proxy appointment see the notes to the notice of Annual General Meeting.

13 A vote withheld is not a vote in law and will not be counted in the calculations of the proportion of votes "for" and "against" the resolution.

SECOND FOLD

BUSINESS RESPONSE SERVICE
Licence No. SEA10850

1

Equiniti Limited

Aspect House
Spencer Road
Lancing
BN99 6ZR

FIRST FOLD

THIRD FOLD AND TUCK IN

END